EXHIBIT 21

SUBSIDIARIES OF HOOPER HOLMES, INC.

Subsidiary Name	State of Incorporation	Business Name
Hooper Kit Services, LLC	Kansas	Hooper Kit Services, LLC
Hooper Distribution Services, LLC	New Jersey	Hooper Distribution Services, LLC
Hooper Information Services, Inc.	New Jersey	Hooper Information Services, Inc.
Hooper Wellness, LLC	Kansas	Hooper Wellness, LLC
Accountable Health Solutions, LLC	Kansas	Accountable Health Solutions/AHS